SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release
For further information please contact:
Geraldo Travaglia
Lucas Melo
Julia Reid
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP  05423-901
Phone.: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail:investor.relations@unibanco.com.br

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS FOR THE YEAR 2002

(São  Paulo,  Brazil,  February  13, 2003) - Unibanco -  União  de
Bancos   Brasileiros  S.A.  and  Unibanco  Holdings  S.A  released  today  their consolidated financial results under Brazilian GAAP for the year 2002.

Highlights for the Period

o    Net income for 2002  reached  R$1,010  million,  up R$38  million  over the previous year. Net income for 4Q02 stood at R$266 million, 10.4% over 4Q01.

o    Earnings  per 1000  shares  stood at R$7.29 in 2002,  4.9%  higher than the
     R$6.95  posted in 2001.  Stockholders'  equity  stood at R$6.6  billion  in
     December 2002, an increase of 8.0% over the last 12 months.  Book value per
     1000 shares reached R$47.34 at the end of the period.

o    The 4Q02  annualized  return on average equity (ROAE) was 17.8%,  while the annualized return on average assets (ROAA) was 1.4%. In 2002, the return on average stockholders' equity was 16.0% and the return on average assets was
     1.5%.

o    If one were to disregard  the impact of the goodwill  paid in  acquisitions made by Unibanco,  net income  would have been R$1,070  million in 2002 and
     R$281  million in 4Q02.  Stockholders'  equity,  excluding  goodwill  to be amortized,  would have been R$5.1 billion, resulting in a ROAE of 22.1% and
     25.0% in 2002 and 4Q02, respectively.

o    In January 2003, Unibanco paid out R$180 million in dividends, which, added to the R$160 million already  advanced in July 2002,  totaled R$340 million distributed  in the 2002 fiscal year, a figure 5.3% higher than that of the previous year.

o    Total assets in December  2002, at R$75.4  billion,  increased by 2.6% over the  quarter  and 35.5%  over the last  twelve  months.  R$26.6  billion of
     Unibanco's  assets were loans,  R$18.4 billion were marketable  securities, primarily federal  government  securities and R$15.5 billion were interbank investments.

o    The year-end 2002 credit  portfolio  including  guarantees  reached  R$26.8 billion,  up 3.6% vs. 2001.  Unibanco  again improved its deposits to loans ratio from 74.7% in December 2001 to 97.9% in December 2002.

o    At the end of 2002,  the  consolidated  allowance  for loan losses  balance totaled R$1,591 million, up 3.4% Y-o-Y. Total provisions relative to loans, remained  stable at 5.9% at the end of 2002 vs. the  previous  year.  These provisions were:

     -    R$525 million or 33.0% of the total, under Resolution 2682, related to overdue credits;

     -    R$859  million  or 54.0% of the  total,  for the  different  levels of credit risk, under Resolution 2682, related to credits to mature;

     -    R$207  million  based  on more  conservative  percentages  than  those required by the Regulatory Authority.

o    The 2002 coverage  ratio of  provisions  to overdue  credits and credits to mature in the D to H portfolio,  posted a substantial  improvement relative to the previous year, to 123% from 105%.

o    In December  2002,  Unibanco's  overall  funding  reached  R$81.1  billion, including R$18.4 billion in funds under management,  up 3.0% and 27.3% over the past three and twelve months, respectively.

o    Year-end core deposits  (demand plus savings),  of R$9.0  billion,  grew by
     25.7% Y-o-Y and 6.3% Q-o-Q.

o    The Basel capital  adequacy ratio stood at 15.7% in December 2002,  against
     12.3% in September 2002 and 13.7% in December 2001,  well above the minimum required by the Brazilian Central Bank of 11%.

o    The financial  intermediation revenues reached R$14,071 million in 2002, up
     35.6% compared to the previous year. In 4Q02, the financial  intermediation grew by 4.8% vs. 4Q01.

o    2002 total fees from services rendered, of R$2,616, million, posted a 19.7%
     growth  compared to the previous  year.  Total fees in 4Q02  totaled  R$713 million, a 21.3% increase from 4Q01 and a 6.4% rise Q-o-Q. This performance reflects  the  customer  base  increase  and the  growth  in the  number of products per client.

o    The  percentage of personnel and  administrative  expenses  covered by fees stood at 61.8% in 2002 compared with 55.1% in 2001. This indicator has been improving consistently over the last few years.

o    In an  environment  characterized  by scarce trade finance lines to Brazil,
     Unibanco  signed,  in October  2002,  an agreement  with the  International
     Finance Corporation ("IFC"), the financial segment of the World Bank, for a
     360-day  term  Trade  Finance  Facility  amounting  to US$175  million.  At maturity,  approximately US$50 million may be renewed for a similar period, at Unibanco's discretion. The other US$125 million was syndicated to a pool of  18  banks  and  represents  the  first  tranche  of a US$  250  million pre-approved credit limit under the IFC Facility.

o    An important  event in 4Q02 was the placement of 10-year term  Subordinated
     Bank Deposit Certificates  callable in 5 years (at Unibanco's  discretion),
     amounting  to  R$  222  million.   These  securities  were  distributed  to
     institutional   investors  and  issued  as  Tier  II  capital  employed  in calculating the BIS ratio.

o    In January 2003,  Unibanco placed two Eurobond issues in the  international market.  The first,  amounting  to US$ 100 million and  maturing in January
     2004,  offers a 6.875%  coupon per year,  with  half-yearly  payments.  The launch price was 99.881%,  which  generates a return to investors of 7% per year. The funds will be used to finance  Unibanco's  clients both in Brazil and abroad. The second issue,  totaling €50 million, or roughly US$ 54 million,  has a 6-month  term.  It offers a coupon of 6.75% per year  which coupled with the launch price of 99,93%  generates a return to investors of
     6,85% per year,  or  equivalent to an effective US dollar rate of some 5.5%
     per year.

For Businesses Highlights, please refer to page 22.

UNIBANCO

Contents

•  The Brazilian Economy                                                 04

•  Net Income and Stockholders` Equity                                   04

•  Assets                                                                05

            Securities Portfolio                                         06

            Loan Portfolio                                               09

            Allowance for Loan Losses                                    11

•  Funding                                                               15

•  Capital Adequacy Ratio                                                17

•  Performance Overview                                                  18

            Results                                                      18

            Fees from Services Rendered                                  20

            Personnel and Administrative Expenses                        20

•  Businesses Highlights                                                 22

            Retail Bank                                                  22

            Wholesale Bank                                               25

            Insurance and Private Pension Plans                          26

            Wealth Management                                            28

•  Consolidated Balance Sheet                                            30

•  Consolidated Income Statement                                         31

The Brazilian Economy

For yet another year, the growth of Brazil's  gross  domestic  product (GDP) was weak. The latest available  estimates show that the country's GDP growth rate in
2002 is likely to have been some 1.5% to 2.0%, well below what had been expected at the beginning of the year. The strong  financial crisis that struck Brazil as from the second quarter of the year jeopardized economic performance, increasing the Country Risk (which  reached  roughly  2,400 points at the turn of the third quarter) and driving the foreign exchange rate to  unprecedentedly  high levels.
Because the exchange rate remained at a high R$3.50 to R$4.00/US$ during most of the second half of the year, the period's  inflation rates increased,  forcing a rise in interest rates, which resulted in an economic slowdown.

The sole reason why Brazil did not spiral  down into a recession  was the strong recovery of exports, as a result of which the 2002 trade balance performance, at
US$ 13.1 billion, was excellent and the highest since 1993.

As regards the  financial  market,  the crisis and the ensuing  rise in interest rates limited the expansion of credit,  which continued to be modest  throughout
2002.  Credit  growth  failed to reach as much as 8.1% in the private  financial system,  a figure well below any of the  inflation  measures for the period.  In conjunction  with the public  financial  system,  the credit system's  expansion reached 12%. In general terms, the  macroeconomic  environment was not favorable to the expansion of loans.  In the last  quarter,  total credit in the financial system rose by 0.5%. In the private financial system the credit portfolio shrank by 1.1%, whereas the public system expanded its portfolio by 3.4%.

The  change of  accounting  rules  governing  the  assets of fixed  income  fund portfolios  led to  significant  adjustments,  which  in  turn  gave  rise  to a substantial  migration of funds to bank deposits.  Besides this change, 2002 was characterized by significant  regulatory  changes in the financial  system.  The chief  examples  include:  the 8 to 10%  increase in  compulsory  deposits  (for savings account, demand deposits and time deposits), the adjustment to the ratio of fixed assets (cut down to 50%,  from 70%) and the change in the  weighting of net foreign  exchange  exposures for  calculation of the Capital  Adequacy Ratio
(the factor that applies to this  exposure rose to 100% from 50%, with no impact on exposures below 5% of the reference equity).

Over the course of the last  quarter of the year, a visible  improvement  of the economic  situation  took place,  reflected in a strong  reversal of the country risk,  which went back down to 1,400 points from 2,400  points,  in  conjunction with an appreciation of local currency.  During the quarter,  the revaluation of the real vis à vis the US  dollar  reached  9.3%,  accumulating  a total  annual devaluation  of 52.3% in 2002.  Furthermore,  the economy gave stronger signs of recovery,  led by the growth of  exports.  The  negative  factor was the rise of inflation  during this period.  Inflation  reached a record high in the month of
November and then slipped  slightly in December.  Over the full year,  inflation exceeded  12%, a figure  clearly  above the  government's  target.  Within  this environment,  expectations  as to what level  2003  inflation  might  reach rose rapidly,  causing the Central Bank to increase the interest rate by 7 percentage points which should imply a certain degree of economic slowdown during the first quarter of 2003.

Net Income and Stockholders' Equity

Unibanco

In a high volatility  environment,  net income for 2002 reached R$1,010 million, up R$38  million  over the  2001  figure.  Net  income  for 4Q02  stood at R$266 million, 10.4% over 4Q01.

Stockholders'  equity stood at R$6,559  million in December 2002, an increase of
8.0% when compared to year 2001 and 5.8% vs. September 2002.

If one were to disregard the impact of the goodwill paid in acquisitions made by
Unibanco,  net income would have been R$1,070  million in 2002 and R$281 million in 4Q02.  Stockholders' equity,  excluding goodwill to be amortized,  would have been  R$5.1  billion,  resulting  in a ROAE of 22.1% and 25.0% in 2002 and 4Q02, respectively.

In January 2003,  Unibanco paid out R$180 million in dividends,  which, added to the  R$160  million  already  advanced  in  July  2002,  totaled  R$340  million distributed  in the 2002  fiscal  year,  a figure  5.3%  higher than that of the previous year.

The table below shows Unibanco's consolidated profitability:

Unibanco Holdings

Unibanco  Holdings'  net income for 2002  totaled  R$601  million,  resulting in earnings  per 1000  shares of  R$7.21.  Stockholders' equity in  December  2002 reached R$4.0 billion.  The ROAE for the period was 15.8%,  while the book value per 1000 shares stood at R$47.38.

Assets

Unibanco's  consolidated  total assets reached  R$75,375 million on December 31,
2002,  representing  a growth of 2.6% for the quarter and 35.5%  Y-o-Y.  Of this total,  R$26,557 million were loans, R$18,378 million were marketable securities
and  derivative  financial   instruments  -  issued  primarily  by  the  federal
government - and R$15,505 million were interbank investments.

Securities Portfolio

According to the new  regulations  issued by the Central Bank of Brazil put into effect on June 30, 2002,  the  following  table shows the  securities  portfolio classification and the impacts of 4Q02 mark-to-market adjustments:

Derivative  financial  instruments,  adjusted  as per  Central  Bank  of  Brazil
Circular Letter 3082,  produced  adjustments net of taxes and minority  interest during the  quarter,  of minus R$261  million and R$27 million in income and net equity, respectively.

A  significant  part of the  trading  securities  portfolio  was sold during the quarter  reducing  its balance  compared  to other  assets.  Securities  held to maturity,  represented  largely by  securities  indexed to the foreign  exchange rate,  had a drop in their  balances  due to the 9.3%  appreciation  of the real during  the  quarter.  The  following  table  demonstrates  the  changes  in the securities portfolio during the quarter:

Trading  securities  are  acquired  with  the  purpose  of  being  actively  and frequently  traded.  They are  accounted  for at  their  acquisition  cost  plus interest  earnings and adjusted to market value,  with the unrealized profit and losses being recognized in the period's income  statements.  The following table shows such securities' balance on December 31 2002:

Securities  available  for  sale can be  traded  as a result  of  interest  rate fluctuations, changes in payment conditions or other factors. They are accounted for at their  acquisition  cost  plus  earnings,  which  are  recognized  in the period's income and adjusted to market value in a stockholders'  equity account.
The following tables show their balance on December 31 2002:

Securities held to maturity are those that the institution has the intention and financial  capacity  to keep until  maturity.  They are  accounted  for at their acquisition cost plus interest earnings. The following tables show their balance on December 31 2002:

Market value of such  securities  stood at R$5,608  million on December 31 2002.
The  weighted  average  spread of the  portfolio  financed  with  third  parties resources was 3.97% per annum.

Loan Portfolio

The loan portfolio in December 2002, at R$26,751 million, increased by 3.6% over the year. Over the last three months, it posted a 6.1% drop as follows:

Unibanco's  loan  portfolio  by client,  by segment  and by business is shown as follows:

Since  Retail  loans  are not  dollar-indexed,  they  were not  affected  by the fluctuation in the Real.

The consumer  credit  companies'  loan portfolio  posted a 27.8% drop during the year.  The reduction in the volume of credit  operations at these  companies was driven by more rigid credit granting policies.  When compared to September 2002,
Retail loans  decreased by 1.5%,  especially in credit cards due to the transfer of the portfolio of an affiliated  member of Credicard  which began managing its own portfolio.

The credit portfolio in the Wholesale segment, including Private Banking, posted a 7.3% growth  relative  to the  previous  year and a 9.1% drop in the  quarter, which can be mostly ascribed to the exchange rate fluctuation.  Non-indexed loan portfolio increased by 8.8% during the year.

Allowance for Loan Losses

At the end of 2002,  allowance for loan losses balance totaled R$1,591  million, up 3.4% when  compared to December  2001.  Total  provisions  relative to loans, remained stable at 5.9% by the end of 2002 vs. the previous year.

These provisions were:

-    R$525  million or 33.0% of the total,  under  Resolution  2682,  related to overdue credits;
-    R$859  million or 54.0% of the total,  for the  different  levels of credit risk, under Resolution 2682, related to credits to mature;
-    R$207 million,  based on more conservative  percentages than those required by the Regulatory Authority.

D-H rated loans, as a percentage of the total  portfolio,  posted an increase of
0.4%, from 8.6% to 9.0% compared to the December 2001's balance. That was driven by a prudent  reclassification of the Wholesale credit portfolio due to the high volatility conditions during the year.

The 2002 coverage  ratio of provisions to overdue  credits and credits to mature in the D to H  portfolio,  posted  a  substantial  improvement  relative  to the previous year, to 123% from 105%.

The graph below  shows an  improvement  in  non-accrual  loans (60 days  overdue credits) to total loans during the course of 2002:

The following  table shows the  distribution  of the credit  portfolio and total provision  maintained by the Multiple Bank and by the consolidated  subsidiaries and associated companies:

The following tables show loan portfolio  classification  and allowance for loan losses by company as of December 2002:

R$ million

Portfolio Classification, by Risk	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and Investcred	Total
AA	8,500	445	371	15	9,331
A	3,938	1,148	1,527	1,141	7,754
B	2,418	116	100	74	2,708
C	4,324	51	114	50	4,539
D	669	50	35	40	794
E	339	47	18	39	443
F	140	41	10	36	227
G	254	39	9	32	334
H	429	78	45	69	621
Total	**21,011**	**2,015**	**2,229**	**1,496**	**26,751**

R$ million

Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and Investcred	Total
AA	-	-	-	-	-
A	21	13	8	6	48
B	24	8	1	1	34
C	215	8	3	2	228
D	105	11	4	8	128
E	119	17	5	16	157
F	79	21	5	21	126
G	192	27	6	24	249
H	429	78	45	69	621
Total	**1,184**	**183**	**77**	**147**	**1,591**

Note:

Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.

Credibanco / Credicard: Cartão Unibanco and the 33% stake in Credicard.

Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

Provisions for Loan Losses.

Changes  in  provisions  for loan  losses and loan  recoveries  are shown in the following tables:

Expenses with  provision for loan losses  decreased by 34.1% in 4Q02 relative to
3Q02, especially:

o    at  Fininvest,  due to a more  restrictive  credit  granting  policy  and a product mix change;
o    at Credicard, impacted by the transfer of an affiliated member that started to manage their its own portfolio; and
o    by US$ indexed loans,  due to the 9.3%  appreciation of the real during the quarter.

Funding

The following table shows Unibanco's consolidated funding:

In December 2002, Unibanco's overall funding reached R$81,072 million, including
R$18,384  million  in funds  under  management,  up 3.0% and 27.3% over the past three and twelve months, respectively. Total local and foreign funding increased by 44.9% in the year, to R$62,688 million, on December 31 2002.

Funds and portfolios managed by UAM - Unibanco Asset Management  impacted by the new mark-to-market rule for funds reached the end of December 2002 with R$18,384 million in assets,  a 9.9% drop over the  December  2001's  figure and 4.8% when compared to September 2002 (see also Businesses  Highlights -Wealth Management), as follows:

The following table shows the local currency funding:

Local funding increased by 46.4% in the year to R$47,584 million, largely due to the growth in deposits and open market funding.

The balance of deposits  (in local and  foreign  currencies)  rose by 37.3% this year,  surpassing  the market growth of 22.9%  (according  to Bacen  preliminary data).  Demand deposits  increased by 35.3%,  savings accounts by 20.9% and time deposits by 45.5%. Both time deposits and savings accounts rose primarily due to the migration  from asset  management  funds caused by the  introduction  of new mark-to-market  rule for funds in May 2002. The balance of deposits coupled with funds grew 12.8% over the last 12 months.  Unibanco  again improved its deposits to loans ratio from 74.7% in December 2001 to 97.9% in December  2002.  Deposits
increased by 37.3% Y-o-Y, whereas the credit portfolio increased by 4.7%.

In October 2002,  the  compulsory  deposits  increased to 53% from 48% on demand deposits,  to 30%  from  25% on  savings  accounts  and to 23%  from 18% on time deposits.  These changes were implemented  following a significant  migration of funds from de asset management  industry to deposits (see also Main Businesses -
Wealth  Management)  aiming to reduce market  liquidity.  When one also adds the compulsory  deposits increase set up in August, and the increase in the deposits balance,  Unibanco's total compulsory deposits in 2002 grew by approximately R$2 billion.  However,  as the 5%  increase  in the  three  kinds  of  deposits  are remunerated at the Selic interest rate, profitability has not changed.

The following graph shows deposits and funds breakdown:

The growth of funds obtained in the open market took place because  Unibanco was requested  by the  Central  Bank of  Brazil  to act as its  onlending  dealer on
December 31 2002. On that date, the Central  Bank's reserve  balance at Unibanco amounted to R$8.0 billion, vs. R$4.2 billion at the end of September 2002.

An important event in 4Q02 was the placement of 10-year term  Subordinated  Bank
Deposit Certificates callable in 5 years (at Unibanco's  discretion),  amounting to R$ 222 million. These securities were distributed to institutional  investors and issued as Tier II capital employed in calculating the BIS ratio.

The following table demonstrates the foreign currency funding:

Funding  from  foreign  currencies  decreased  by 13.7% this quarter and rose by
40.2% Y-o-Y,  totaling R$15,104 million at the end of 2002. A highlight for this growth were two important long-term foreign currency funding operations in 2Q02:
the issuance of subordinated debt,  amounting to US$200 million (R$710 million), with an initial  rate up to the fifth year of 9.375% per year and from the sixth year to  maturity a rate of  11.7995%;  and the  securitization  of  receivables amounting to US$400  million  (R$1,413  million),  with a  7-year-term,  with an investor rate of quarterly Libor plus 0.57%.

In an  environment  characterized  by  scarce  trade  finance  lines to  Brazil,
Unibanco signed,  in October 2002, an agreement with the  International  Finance
Corporation  (IFC), the financial  segment of the World Bank, for a 360-day term
Trade Finance Facility amounting to US$175 million.  At maturity,  approximately
US$50 million may be renewed for a similar period, at Unibanco's discretion. The other US$125  million was  syndicated to a pool of 18 banks and  represents  the first  tranche  of a US$250  million  pre-approved  credit  limit  under the IFC
Facility.

In January  2003,  Unibanco  placed  two  Eurobond  issues in the  international market.  The first,  amounting to US$100  million and maturing in January  2004, offers a 6.875% coupon per year, with half-yearly payments. The launch price was
99.881%, which generates a return to investors of 7% per year. The funds will be used to finance  Unibanco's clients both in Brazil and abroad. The second issue, totaling €50 million, or roughly US$54 million,  has a 6-month term. It offers a coupon of 6.75% per year which coupled with the launch price of 99.93% generates a return to investors of 6.85% per year, or equivalent to an effective US dollar rate of some 5.5% per year.

Capital Adequacy Ratio

The following table shows the BIS ratio over the quarter and the year:

In October 2002,  the Brazilian  Central Bank edited  Circular 3156 that changed the  weighting  rules  of the  net  foreign  exchange  exposure  for  the  Basel calculation.  The factor applicable to net exposure, increased from 50% to 100%.
Furthermore,  the  Central  Bank  reduced the  maximum  allowed  exposure to the exchange rate from 60% to 30% of the reference equity base. The new measures did not affect Unibanco's ratio in the last quarter,  because the bank's net foreign exchange  exposure was below the 5% capital base limit authorized by the Central
Bank. The BIS ratio stood at 15.7%, well above the minimum requirement of 11%.

Performance Overview

Results

The financial  intermediation  revenues for the year 2002, of R$14,071  million, rose 35.6% vs. the previous  year.  The revenues  and  expenses  from  financial intermediation  were mostly affected by the foreign  exchange  fluctuation.  The profit from  financial  intermediation,  of R$3,859  million,  decreased by 2.1%
compared to the previous year, due mainly to the increase in provisions for loan losses,  in a year focused on more prudential  measures for credit granting (see
Provisions  for Loan  Losses).  The average  spreads of the Retail and Wholesale portfolios  remained  unchanged  in 4Q02 vs.  3Q02  and  slightly  dropped  when compared  to the same  quarter  last year,  mainly  due to the Retail  overdraft portfolio.  The net adjusted  financial  margin,  considering  the net impact on investments  abroad,  stood at 9.2% in 2002 and 5.6% in 4Q02, as demonstrated in the following table:

The foreign  exchange and liquidity  crisis,  which deepened in 4Q02,  reflected negatively on the  conglomerate's  results.  Non-recurring  costs connected with protecting the investments abroad and losses related with the treasury's foreign exchange portfolios, totaled some R$300 million in 4Q02, before taxes.

Investments  abroad  totaled  R$3.6  billion  and  R$3.8  billion  at the end of
December  and  September  2002,   respectively.   Approximately   60%  of  these
investments were kept hedged, as shown below:

The  following  chart  shows main  assets and  liabilities  in foreign and local currencies:

The following graph demonstrates net revenues by business:

In the second half of 2002, the macroeconomic  environment  coupled with changes in the banking  regulatory  framework  caused the  extraordinary  impacts in the bank's results, as follows:

The table above includes  non-recurring  losses related to the protection of the investments abroad and the foreign exchange treasury position.

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

Total fees in 2002 totaled  R$2,616  million,  a 19.7% increase  Y-o-Y. In 4Q02, total fees of R$713 million,  posted a 21.3% growth  compared to the same period last year and 6.4% Q-o-Q.

2002 banking fees, of R$1,321 million,  grew by 23.1% over 2001. This growth was due to the  increase  in  Unibanco's  customer  base and growth in the number of products per client.

Fee revenues from the credit card business  amounted to R$1,052 million in 2002, up 21.8% Y-o-Y. This performance is due to higher than market growth in billings during the year, 21.8% vs. 17.1% for the market (estimate),  coupled with growth in the card portfolio. In 4Q02, credit card revenues showed an increase of 18.1%
compared to the same period last year due to higher volumes.

The  following  graph shows the fee revenues vs.  administrative  and  personnel expenses:

The percentage of personnel and administrative expenses covered by fees stood at
61.8% in 2002 and 66.4% in 4Q02. This indicator has been improving  consistently over  the last few  years,  thanks  to the cost  reduction  and  organic  growth programs.  In 2002,  the  efficiency  ratio stood at 59.1%,  roughly in the same level as 2001.

Personnel and Administrative Expenses

The breakdown of Unibanco's  consolidated personnel and administrative  expenses follows:

2002 total personnel and administrative  expenses increased R$270 million (6.8%)
vs.  2001,  lower than  inflation  which was  superior  to 12%.  In 4Q02,  total personnel  and  administrative  expenses  presented a R$29 million  (-2.6%) drop compared to 3Q02 and a R$63 million  (6.2%)  increase vs. the same period of the previous year.

Below is the breakdown of personnel expenses for the periods indicated:

Personnel  expenses  increased by R$44 million  (2.7%) when compared to 2001. In
4Q02,  expenses posted a drop of R$42 million  (-9.5%) vs. the previous  quarter and a growth of R$9 million (2.3%) relative to the same period last year.

At the Multiple Bank, in 2002,  personnel expenses presented only a R$41 million
(3.6%) change Y-o-Y. Considering the impact of the 2001-2002 wage adjustment and of the organic growth  program,  this results  clearly shows the benefits of the bank's  cost-cutting  measures.  The 4Q02 increase in personnel expenses of R$20 million (7.3%) relative to 4Q01 is due to the collective bargaining agreement of
September 2002.

As for Unibanco's main  subsidiaries  and associated  companies,  2002 personnel expenses rose by R$3 million (0.6%)  resulting  from the  collective  bargaining agreement,  the organic growth of the businesses and, on the other hand, synergy gains,  specially  at  Fininvest.  In 4Q02,  expenses  dropped  by R$21  million
(-16.4%) vs. previous quarter, especially at Fininvest and foreign companies.

The following table shows the administrative expenses breakdown:

Administrative  expenses in 2002 rose by R$226  million  (9.6%)  relative to the previous year,  whereas 4Q02's  expenses grew by R$13 million (2.0%) compared to
3Q02 and R$54 million (8.8%) vs. 4Q01.

The Multiple Bank's administrative  expenses increased by R$77 million (5.4%) in
2002  and by R$2  million  (0.5%)  in 4Q02  vs.  the  same  periods  last  year.
Cost-cutting  measures  taken  helped to absorb the impact of rate  increases in telephone services, power, postage, data transmission,  transportation and money handling over the course of 2002, as well as volume increases that resulted from the organic growth program ContAtiva.

The  subsidiaries  and  associated  companies  posted  a R$149  million  (15.8%)
increase in 2002 vs.  2001,  of which R$40  million  from the  consolidation  of
Investcred  and the remaining  from the business  expansion of these  companies, such as:

Businesses Highlights

Retail Bank

In 2002,  the Retail  Bank  showed  significant  results of its  organic  growth strategy and  consolidated  its approach to the low-income  segment  through the consumer  finance  companies.  It also  expanded  the  sale of  products  to its
customer  base  substantially.   These  three  areas  of  growth  made  a  major
contribution to one of the Financial Groups' chief strategic  objectives:  scale gains.

In 2002, 860,000 new bank accounts were opened  practically  reaching the target of opening 1.8 million accounts originally sheduled for September 2003. In 4Q02,
195,000 new bank accounts  were opened.  ContAtiva is a program whose purpose is to obtain customers with a monthly income higher than R$1,000.00 for the network under the Unibanco brand. In 2003,  organic growth will continue to be the focus in the Retail Bank, aiming to permanently increase its customer base. By the end of the year, the  institution  had 5.6 million clients under the Unibanco brand, including  retirees and investors in savings  accounts.  Taking into account the
customers  of  the  consumer  finance  subsidiaries  (Fininvest,   Investcred  e
LuizaCred), Unibanco's number of total clients reached 13.2 million.

In December 2002, the average number of products per client stood at 5.7, higher than the December 2001 figure of 5.2,  evidencing  success in the application of statistical purchase intent tools and the offer of an adequate range of products for the different customer segments.

Unibanco reached the end of December 2002 with 1,422 points of sale, as follows:
798  branches,  442  corporate-site   branches,  74  in-store  branches  (inside
supermarkets and stores) and 108 Fininvest stores.

The user base of  Unibanco's  Internet  Banking  continued  to grow.  It reached
900,000  users,  nearly 50% above December  2001's 615,000 users.  The number of transactions  reached  the  figure  of 5  million  in  the  month  of  December, representing a 44% growth compared to the same month of 2001. The new version of
Internet Banking for corporates, introduced in the period, has already more than
70,000  customers  between new clients and those that  previously  relied on the
30-Hour micro service.

Retail Bank's funding (deposits and funds) increased to a R$18.1 billion balance in December 2002 from R$14.9 billion in December 2001.

Retail Bank Businesses

The  table  below  shows  the  ROAE and  earnings  of the  main  companies  that contribute to the Retail Bank business.  These companies are an integral part of the strategy of offering a wide range of financial  services,  and,  through its consumer credit operations, covering all income segments.

Credit Cards

In the credit card segment, Unibanco operates through Credibanco - Cartão
Unibanco,  Fininvest, and its stake in the Credicard Group (Credicard,  Redecard and Orbitall).

Credibanco - Cartão Unibanco

Credibanco - Cartão  Unibanco's  total earnings stood at R$126 million in
2002 and R$38 million in 4Q02. ROAE stood at 42.0% in 2002. The company's credit card operations  posted a net income of R$92 million in 2002 and R$33 million in
4Q02,  representing  a growth of 25.7% vs.  2001.  Other  Credibanco  operations generated net income of R$34 million in 2002, being R$5 million in 4Q02.

The credit card billings of  Credibanco -  Cartão  Unibanco,  measured in terms of volume of purchases and drafts of its associates, reached R$4.8 billion in 2002,  representing a growth of 23.4% vs.  previous year. In 4Q02, the volume was R$1.5 billion, or 30.9% above the previous quarter.

The average  monthly  financed  volume  reached  R$366  million in the 2002 with growth of 17.7% vs. 2001 whereas in 4Q02, it stood at R$367 million, at the same level of the previous quarter.

At the end of 2002,  the number of cards issued stood at 3,853  thousand,  up 9%
Y-o-Y.

Credit  cards fee  revenues  reached  R$184  million in 2002 and R$56 million in
4Q02, 18.7% above the 2001 figure and up 21.7% Q-o-Q due to higher volumes.

Following are Credibanco - Cartão Unibanco main indicators:

Credicard Group

The Credicard group - formed by the companies Credicard, Redecard and Orbitall -
posted net income of R$637 million in 2002 and R$164  million in 4Q02.  Billings of the  Credicard  group were R$32.6  billion in 2002 and R$9.8 billion in 4Q02,
21.6% and 21.0% above the previous year and 3Q02, respectively. The group's good performance in the year is related to growth in the volume of  transactions  and to  reductions  in expenses with loan losses due to the transfer of na important affiliated member who started to manage its own portfolio.

Redecard, a Credicard group company responsible for the Mastercard  relationship with the  commercial  stores,  was awarded the best  performance in the Services sector for the 2nd year in a row - edition Melhores e Maiores de 2002 from Exame
Magazine - as best company in  profitability  and wealth created by employee.The magazine  also awarded  Redecard,  for the 4th year in a row, as one of the "100
Best Companies to Work" - this year ranking the 4th best company in Brazil.

Fininvest

Fininvest  contributed with R$53 million to Unibanco's bottom line by the equity method in 2002,  representing  a 23.5% ROAE. The result was affected both by the change in the product mix and more prudent credit granting policies mainly since
2Q02,  resulting  in a 27.6%  reduction of loan  losses.  The company  ended the period with R$1.1 billion in loans,  35.3% down relative to December  2001,  3.5 million active customers and 108 stores in the country's main markets.

Fininvest administrative expenses amounted to R$424 million in 2002, with a 7.6%
growth  relative to the previous  year.  In 4Q02,  such  expenses  totaled R$100 million down 5.7% vs. 3Q02 as a result of the  restructuring  and integration of activities with Unibanco group.

LuizaCred

LuizaCred consumer finance company,  Fininvest's  subsidiary  resulting from the
Magazine  Luiza  partnership,  reached a net income of R$13  million in 2002 and
R$3.8  million  in 4Q02.  ROAE stood at 50% in 2002.  LuizaCred  ended 2002 with
R$210 million in loans and 1.1 active customers.

Investcred

Banco  Investcred  Unibanco,  Unibanco's  partnership  with Globex - Ponto Frio, posted a net income of R$27  million in 2002.  During 4Q02,  net income  reached
R$10 million and ROAE stood at 24.3%. At the end of the year, the loan portfolio totaled R$588 million and the number of active customers reached 3.0 million.

Banco Dibens

Banco Dibens,  an  association  with the Verdi Group  targeting the financing of auto  vehicles,  trucks and buses,  posted a net income of R$26 million in 2002, representing  a ROAE of 17.4%.  The bank ended the quarter with a R$1.3  billion loan portfolio, 16.3% higher than December 2001.

Consortium

Unibanco-Rodobens and Consórcio Nacional Ford (CNF) financing companies sold, in
2002,  30 thousand  quotas,  representing  a growth of 76% when  compared to the previous  year. The volume  negotiated  totaled  approximately  R$500 million in
2002, up 84% when compared to 2001.

Capitalization

Unibanco  Capitalização  ended 2002 posting sales of R$265  million,  up 5% when compared to the previous year. In 4Q02,  sales stood at R$68 million,  flat when
compared  to  3Q02.   Administrative  expenses  totaled  R$41  million  in  2002 representing  a reduction  of 10% vs.  previous  year.  Net income  reached R$57 million in 2002,  up 5.6%  compared to 2001,  resulting  in a ROAE of 31.7%.  In
4Q02,  Unibanco  Capitalização  signed  an  agreement  with  Credicard  to offer capitalization products to its customer base of 5.2 million clients.

Banco1.net / Investshop

Banco.1.net whose focus of operation  consists of offering  financial products and services through high convenience  channels (internet,  telephone,  courier, and Unibanco branches,  among others), ended 2002 with R$42 million in loans and
R$399  million in funds under  management.  The company  posted a loss of R$15.3 million,  influenced by its set-up  amortization  costs and the  acquisition and incorporation  of the  Investshop.com  operating  structure.  4Q02  results were negative by R$2.8  billion,  a 38.3%  improvement  vs.  4Q01,  having  benefited basically from the positive impact of the integration with Investshop.com.

The  Investshop   Corretora  brokerage  house,  a  wholly  owned  subsidiary  of
Banco1.net, reached the end of 2002 with a total traded volume of R$1.7 billion.
It is the  largest  online  broker  operating  with the  São  Paulo Stock
Exchange (Bovespa) with a 19.4% market share.

Wholesale Bank

Unibanco  seeks to be the  Wholesale  Bank of  reference  in  Brazil in terms of financial  services.  Its operating strategy combines sector focus and closeness with the  customer,  associating  the power of a major  Wholesale  Bank with the agility of an investment  bank.  With a customer  coverage  structure that joins sector  intelligence,  regional  offices and presence in the main  international financial  centers,  the Wholesale Bank currently services  approximately  3,500 companies and 300 domestic and international institutional investors.

The Wholesale Bank ended 2002 with a R$15.9 billion  credit  portfolio,  up 7.3%
vs.  December  2001,  but down 9.1% relative to September  2002.  The changes in credit  portfolio were  influenced by the foreign  exchange  fluctuation  during
2002. US$ indexed loans grew by 8.8% y-o-y.

Wholesale bank's funding (deposits and funds) increased from a balance of R$24.4 billion in December  2001 to R$26.2  billion in December  2002,  representing  a growth of 7.4% in the period.

As a  Financial  Agent in the  BNDES  (Brazilian  Development  Bank)  onlendings segment,  in 2002,  Unibanco  disbursed  a total of R$1.3  billion,  with a 8.5%
market share and ranking 1st among  private  sector banks in  disbursements.  In this ranking, Unibanco is placed second in general terms following only Banco do
Brasil.  Unibanco was also an  onlending  agent for IFC  (International  Finance
Corporation),  and for DEG (Deutsche  Investitions) for infrastructure  projects totaling US$70 million and US$15 million, respectively.

Concerning  capital  markets,  even in a year in which demand for new  corporate issues  retracted,  Unibanco  led,  for the third year in a row, the rankings of
Debt Capital  Markets in terms of  origination  and  distribution,  according to
Anbid, the National  Association of Investment  Banks. It's market share reached
19% in origination  and 20% in  distribution.  Unibanco acted as lead manager or manager in deals totalling R$6.8 billion, including the R$ 775 million Petrobras
Debentures deal.

In the  Syndicated  Loans  segment,  Unibanco  handled in 2002 a total volume of
R$5.6 billion for its customers, having taken part in 17 transactions,  of which
10 acting either as the arranger or co-arranger.

In Mergers and Acquisitions,  Unibanco successfully completed 13 operations over the course of 2002,  this being the  largest  number of deals  carried  out that year,  giving the bank the top  position  among  Brazilian  banks in the Thomson
Financial  ranking.  The deals include the Lafarge Group (sale of assets for the manufacturing of concrete in Brazil),  CBD (advisory services in connection with the acquisition of the Sé supermarket chain) and Abril LS (sale of European media company stake).

At the end of 2002,  some 80 thousand  customers  were making use of  Unibanco's cash management services,  such as payments and credit, a 54% increase vs. 2001.
The volume of  collections,  accounts  payable and payrolls in 2002 increased by
33% relative to the previous  year, to 144 million  transactions.  In 2002,  the financial  margin of cash  management  services  rose by 12% relative to 2001 to some R$325 million.

Insurance and Private Pension Plans

The insurance  and private  pension  funds  business  posted net income of R$254 million  in 2002,  up 56.8% over 2001  figure.  2002  return on  average  equity reached  20.3%.  In 4Q02,  the  insurance and private  pension plans  businesses posted  earnings  of  R$62  million,  up  93.8%  compared  to  4Q01,  due to the improvement in financial results.

The year's  total  premiums  amounted to some R$2.5  billion,  27.0% above 2001.
According    to    preliminary    December    2002   data    released   by   the
Superintendência de Seguros Privados - SUSEP (Private Insurance Regulatory
Body) Unibanco's insurance and pension fund companies ranked 4th in consolidated terms with a 6.3%  market  share,  regarding  the  insurance  and  supplementary pension plans.

Technical reserves amounted to R$2.8 billion at the end of 2002, having risen by
30.2% relative to 2001 and 11.1% vs. 3Q02.

Insurance

Net premiums  written of R$1.8 billion in the year 2002, were up 27% compared to previous year. In 4Q02,  they amounted to R$427 million,  7.3% above 4Q01.  This performance  results from an improved  sales mix, which focused on products with higher margins, new product launches for the broker channel, as well as from the opening  of four new  offices  in the North and South  regions  of  Brazil.  The
Broker's  Site,  introduced  in  2000  to  provide  operating,   commercial  and
management  support  to  brokers,  achieved  an  increase  of 260% in the number visits,  largely as a result of the new types of transactions  and services made available  during the course of the year.  Out of the total  number of insurance proposals submitted by the commercial  channel,  21% were sent via the Internet.
The  efficiency  of  www.corretorunibancoaig.com.br  interactivity  enabled  the company to achieve a significant reduction in costs and, due to the completeness and quality of its services, has become a competitive advantage of the company.

In 4Q02,  a new  statistical  tool was  created  to  support  identification  of business  opportunities.  It consists  of  statistical  models that  analyse the purchase  potential  and risks of large  corporate  clients  (annual sales above
R$100 million).

According to the latest industry data,  released by SUSEP in November,  Unibanco
AIG  Seguros  e  Previdência  maintained  the  top  position  in the  fire insurance  ranking,  with premiums of R$334  million,  up 99% vs. last year. The company kept its leadership in the segments of liability insurance for executive officers  (D&O),  extended  warranties,  international  transport,  aviation and petrochemical risks.

2002 insurance  companies  administrative  expenses totaled R$190 million,  down
2.6% over 2001. In 4Q02, administrative expenses totaled R$49.5 million, up 3.8%
relative to the previous quarter.  At the end of 2002,  administrative  expenses represented 10.6% of the total premiums written which compares to 13.8% in 2001, reflecting productivity and scale gains in the business during the period.

The combined  ratio of the insurance  companies in 2002 was 99.8% vs. the market projected  average of 107.2%,  based on  preliminary  December 2002 figures from
SUSEP.  The company  maintained its top ranking relative to its main competitors as regards  this  indicator.  The same  ratio,  under a broader  concept,  which includes the  financial  revenues from  technical  reserves  (extended  combined ratio) reached 94.1% in 2002.

The insurance  companies'  technical  reserves reached R$781 million at December
2002, up 18.9% vs. year-end 2001 and 1.7% over September 2002.

Private Pension Plans

Unibanco AIG Previdência earned R$31 million in net income in 2002, up 33%
Y-o-Y.  In 4Q02 net income reached R$6.4 million,  an increase of 28.0% relative to 4Q01.

2002 gross sales  revenues  reached R$665 million,  up 36.5% Y-o-Y,  if the 2001 base is  adjusted by  excluding  the  Bandeirantes'  portfolio.  In 4Q02,  gross revenues  reached  R$231  million,  up  67.4%  over  3Q02,  due to the  seasonal concentration  of investments in  individuals'  private pension funds because of the fiscal  benefits that this product  offers,  as well as the retention of new corporate clients.

Unibanco AIG Previdência  ranked second in terms of consolidated corporate sales,  according to the ANAPP December 2002 official statistics,  with a volume
of  R$338  million.  The  company  services   approximately  526,000  individual
customers and 880 corporate clients.

In 2002, technical reserves stood at R$2.0 billion, up 17.6% over 3Q02 and 33.3%
Y-o-Y.

Subsequently, in January 2003, Unibanco-AIG  Previdência S.A. acquired the private pension fund portfolio of Cigna Seguradora,  the Brazilian subsidiary of
Cigna  Corp.,  one of the largest  health and life  insurance  companies  in the
United States. The portfolio has 120 corporate plans, with 10,000  participants, which will be added to the 880 corporate plans and 526,000  individual  plans of
Unibanco's   portfolio.   Unibanco-AIG  will  receive  an  investment  portfolio
amounting to R$120 million in reserves.

Wealth Management

The Wealth Management segment comprises Unibanco's asset management business and private banking.  This business not only tries to exploit the natural  synergism between the two areas, but also represents a new concept of customer  relations, focusing on advisory  services and on the offer of high added value products and services.

Unibanco  Asset  Management - UAM ended 2002 with R$18.4 billion in assets under management,  down 9.9% when compared to 2001. The loss of funds,  which affected the industry as a whole, was essentially driven by two factors.  Firstly,  there was a  reduction  in the  flow  of  investments  from  institutional  customers, especially  from  Closed  Complementary  Pension  Funds  (Entidades  Fechadas de
Previdência  Complementar),  because  these  entities had to disburse some
R$10  billion  in late  taxes  during  the first  half of 2002,  which  caused a reduction in the assets under  management of this  important  customer  segment.
Secondly, the implementation of new mark-to-market rules for fund portfolios, as determined by the Brazilian  Central Bank in May 2002,  made  customers  uneasy, which in turn  heightened the volatility of fund quotas and caused some of these resources  to  migrate  to more  traditional  investment  alternatives,  such as savings  accounts and time deposits.  Despite the reduction,  UAM maintained its position in Anbid's general ranking in 2002.

Private  pension funds under UAM's  management  ended 2002 with assets  totaling
R$3.9 billion. The company is the second largest manager in this segment, with a
9.4% share, according to Anbid's data.

As a subsequent event, in January 2003, Unibanco,  Pictet Modal Asset Management
and  Banco  Modal  signed  an  agreement  to  transfer,  as from  February,  the administration  and the  management  of the funds  managed  by  Pictet  Modal to
Unibanco and Unibanco Asset Management, respectively. The transfer involves nine fixed income funds and three  equity  funds that,  on January 17,  amounted to a total equity of some R$267 million.

In Private Banking total assets under management reached R$10 billion at the end of 2002, up 40.5% Y-o-Y.

Other Operational Highlights

Technology

2002 investments in systems development,  totaling R$63.4 million,  were roughly
30% lower than those made in 2001. Despite the lower expenditure,  thanks to the
implementation  of  new  development   techniques,   we  managed  to  achieve  a
productivity  increase  of some 15%.  The main  investments  focused  on the new
Brazilian  Payments System (R$12 million),  enabling the core systems to process higher  volumes (R$17  million) and new products in the Internet  channel (R$4.5 million).

Unibanco Pessoas (Human Resources)

In 2002,  Unibanco  hired some  4,350  professionals  in  addition  to  internal selection and recruitment processes.  The group's total staff, in December 2002, totaled 26,739 professionals.

With a view to  identifying  and  developing  new  talents on an ongoing  basis,
Unibanco  continued to run three programs  focusing on the  recruitment of young
university  students  and  recent  graduates:   the  Internship   Program,   the
Institutional  Trainee Program and the Bank of the Future Project, a partnership between  Unibanco and the  Development  Foundation of the University of Campinas
(Fundação de Desenvolvimento da Unicamp - Funcamp) focusing on the fields of technology and marketing.

Roughly R$26  million,  including  related  expenses,  were invested in training programs  during  2002 across  several  initiatives  that  ranged from  specific training programs to MBAs in Brazil and abroad.

In November,  the third Walther  Moreira  Salles  Awards were held.  This is the
Conglomerate's main recognition event, which encourages and commends exceptional employee initiatives and projects.  This year, 164 cases were in the running, of which 24 were chosen as finalists.  There were five  winners,  besides two cases that merited a special award.

An important  initiative  designed to recognize  outstanding  performance is the
Stock Purchase  Option Plan.  Since it was first  granted,  in January 2002, 209 professionals  have been included in the program,  accounting for 669.7 thousand lots of Units.

Social Responsibility

In September,  Unibanco's employees launched the 2002 Social SuperAction program
(SuperAcão Social) with the purpose of encouraging volunteer work. In its first year (2001),  it involved some 3,500  employees,  whose work  benefited 80 non-profit  organizations.  In 2002,  Social  SuperAction  was  extended  to all employees and benefited approximately 200 non-profit organizations.

The Junior  Achievement  program consists of one of the most important  business education  projects for  youngsters.  Unibanco has partnered  this  organization since  1997 and since the early days of this  association  1,048  students  have graduated from elementary school and high school from six public schools and 111 of Unibanco's  employees  have played a  significant  role as volunteers in this project.

Investor Relations

During 2002, Unibanco  participated in 15 conferences with foreign investors and
5 domestic  conferences.  Approximately 240 meetings with analysts and investors were held  during 2002 in addition  to ABAMEC  (Brazilian  Analyst  Association)
meetings in Rio de Janeiro,  Fortaleza,  Brasília,  Porto Alegre and Belo
Horizonte.

In September 2002,  Unibanco  sponsored its second National ABAMEC in São
Paulo for more than 400  investors  and  analysts.  The event was awarded as the best analyst meeting of the year- Quality Award 2002.

For the third year in a row,  Unibanco's  IR website won the Top 5 award from MZ
Consult,  as the best IR website in Brazil  and Latin  América,  out of 340 companies in Brazil, Mexico, Argentina,  Portugal and Spain. Unibanco's Investor
Relations site also ranked among the Top 5 in the POP+ Awards,  based on popular vote,  also  organized  by MZ  Consult;  it  achieved  the third  place in Latin
American and second in Brazil.

Unibanco's  full  financial  statements  will be  available  on our  website  at
www.unibanco.com.br,  by selecting Investor Relations - Financial  Information -
Financial  Statements,  after they are filed with the CVM - Brazilian Securities
Exchange Commission.

This press release contains forward looking statements  regarding Unibanco,  its subsidiaries  and affiliates - anticipated  synergies,  growth plans,  projected results and future strategies. Although these forward looking statements reflect management's  good faith  beliefs,  they  involve  known and  unknown  risks and uncertainties  that may cause the  Company's  actual  results or  outcomes to be materially  different from those anticipated and discussed  herein.  These risks and  uncertainties  include,  but are not limited to, our ability to realize the amount of the projected  synergies and on the  timetable  projected,  as well as
economic,   competitive,   governmental  and  technological   factors  affecting
Unibanco's operations,  markets, products and prices, and other factors detailed in Unibanco's filings with the Securities and Exchange  Commission which readers are  urged  to  read  carefully  in  assessing  the  forward-looking  statements contained herein.  Unibanco  undertakes no duty to update any of the projections contained herein.

The year  2002  Conference  Call  will be held on  February  14,  at 07:00  a.m.
(Eastern Time) in Portuguese,  and at 09:00 a.m. (Eastern Time) in English.  See
the webcast presentation through our site  www.unibanco.com,  Investor Relations option - Conference Call - Webcasting.

For   further   information,   please   contact  us  by  sending  an  e-mail  to
investor.relations@unibanco.com.br, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.